FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

March 6, 2007

Commission File Number: 333-119497

MECHEL OAO

(Translation of registrant’s name into English)

Krasnopresnenskaya Naberezhnaya 12

Moscow 123610

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐     No  ☒

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

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MECHEL ANNOUNCES THE COMMISSIONING OF A NEW CONTINUOUS CASTING MACHINE AT MECHEL TARGOVISTE

Targoviste, Romania — March 6, 2007, — Mechel OAO (NYSE: MTL) announces the commissioning of a new continuous casting machine at its Romanian steel plant Mechel Targoviste.  The new unit will allow Mechel Targoviste to significantly reduce production costs and improve the quality of its long products. As part of the official commissioning, Mechel’s CEO, Mr. Igor Zyuzin, met the Prime-Minister of Romania, Mr. Calin Popescu-Tariceanu, to discuss further opportunities of Mechel’s business in Romania.

The project is part of a comprehensive production modernization program at Mechel Targoviste, which is being systematically implemented by Mechel OAO at this Romanian subsidiary.  The investments in the continuous caster reconstruction and infrastructure amounted to approximately US$14.0 million.  Mechel has invested a total of more than US$38.0 million in Mechel Targoviste since acquiring it, having significantly exceeded its obligations under the investment contract, which was closed earlier than required in late 2006.

Mechel’s achievements in Romania were discussed at the meeting of Mechel’s CEO, Mr. Igor Zyuzin, and the Prime-Minister of Romania, Mr. Calin Popescu-Tariceanu. Russian Ambassador Mr. Alexander Churilin and Minister for Economics and Trade Mr. Varuzhan Vozganyan were also present at the meeting.  The Prime-Minister noted Mechel’s valuable contribution to the development of Romanian metallurgy and the parties also discussed the prospects of Mechel’s business in Romania.

The commissioning results in Mechel Targoviste fully utilizing continuous casting for all its production needs, enabling it to avoid casting steel into moulds and using blooming technology.  This will significantly reduce the liquid steel consumption ratio in manufacturing billets, thus substantially reducing Mechel Targoviste’s production costs.  The startup of the new machine will also enable improved product quality.

The design productivity of the new three-strand concaster is 500 thousand tonnes of billets annually.  The new machine has replaced the plant’s obsolete concaster. The unit is capable of producing billets of 120 mm х 120 mm, 140 m х 140 mm, and 150 mm х 180 mm sections from various grades of steel.  While the production of commercial billets is possible, the concaster’s output will be primarily used for further processing billets into long products at the plant.  The equipment was manufactured by CONCAST and installed by the Romanian specialists under the supplier’s supervision.

The commissioning of the new continuous caster allows for the casting of practically all grades of the plant’s product mix, including low-alloyed and alloyed steel.  The significant reconstruction of the concaster included changing the machines’ technological axis and broadening the product mix in terms of the billet size and grade.  Implementation of the latest achievements in the areas of continuous caster design and continuous casting technology allows the plant to reduce the number of strands from four to three, while at the same time almost doubling the machine’s throughput capacity.  A section for retarded cooling of the billets was constructed to produce high-carbon and alloyed steel billets. The concaster is based on state-of-the-art technological solutions and meets all manufacturing requirements.

The new unit utilizes a crystallizer, which increases the speed of casting by 1.5 to 2 times and significantly improves the quality characteristics of the surface of the billet. Also, the new complex is fully automatic in casting and crystallizing, which allows for maintaining stable parameters of casting as well as the ability  to control and correct the manufacturing process to achieve optimal results. This automatic control system allows for casting both construction-type and quality industrial steels, used in machinery, pipe and ball-bearing production.

The commissioning of the new concaster became an important stage in the program of modernization of the entire production chain’s equipment and technology at Mechel Targoviste.  The project implementation was preceded by the commissioning of the facility’s upgraded Electric Arc Furnace (EAF) in early 2006, which allowed for a significant reduction in production costs with a concurrent increase of the EAF’s productivity.  The entire output of steel melted with the new EAF will be cast into billets at the continuous caster.  A modern electrical gas cleaning and water treatment system was installed at the electric-furnace melting shop earlier in compliance with the requirements of the European environmental standards and in connection with the production reconstruction.

The program of technical re-equipment at Mechel Targoviste will be continued this year.  In the short term there is a plan to modernize the plant’s rolling facilities.

“With the commissioning of the new concaster, Mechel Targoviste becomes one of the most modern European steel producers.  The radical reconstruction of steel production at this facility, has allowed the plant to improve its operational and financial performance.  Mechel’s management demonstrated again its capability to transform an obsolete, unprofitable production facility and adapt it to a highly competitive market environment.  We are proud of the results achieved at Mechel Targoviste, our principal Romanian enterprise, and are currently focused on the financial turnaround of another asset, Mechel Campia Turzii,” Mechel’s Chief Operating Officer Alexey Ivanushkin commented.

Mechel OAO

Irina Ostryakova

Director of Communications

Phone: 7-495-221-88-88

irina.ostryakova@mechel.com

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Mechel is one of the leading Russian mining and metals companies. Mechel unites producers of coal, iron ore, nickel, steel, rolled products, and hardware. Mechel products are marketed domestically and internationally.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL OAO

By:	/s/ Igor Zyuzin

Name:	Igor Zyuzin

Title:	CEO

Date:  March 6, 2007